Via Facsimile and U.S. Mail
Mail Stop 6010

March 22, 2007

Dr. Ramesh C. Pandey
Chief Executive Officer
Xechem International, Inc.
100 Jersey Avenue, Building B, Suite 310
New Brunswick, New Jersey 08901-3279

Re: Item 4.01 Form 8-K
Filed March 21, 2007
File No. 000-23788

Dear Dr. Pandey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Item 4.01 Form 8-K</u>

1. In accordance with Item 304(a)(1)(i) of Regulation S-B, please revise your filing to specifically state whether the former accountant resigned, declined to stand for re-election or was dismissed.

2. Please revise your filing to state whether the decision to change accountants was recommended or approved by an audit or similar committee of the board or directors, if you have such a committee, or the board of directors if you have no audit or similar committee.

3. Please revise paragraph three of your filling to state explicitly the date of the subsequent "interim period" (i.e. March 15, 2007).

4. Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Moore Stephens, P.C., as required by Item 304(a)(3) of Regulation S-B. Please ensure that your former accountants date their letter.

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As appropriate, please amend your filings in response to these comments and provide us the information requested within 5 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 5-day period. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3648.

Sincerely,

Dana M. Hartz
Staff Accountant